XL FINANCIAL ASSURANCE LTD.
(Incorporated in Bermuda)

CONDENSED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND NINE MONTH PERIODS ENDED
SEPTEMBER 30, 2003 AND 2002

XL FINANCIAL ASSURANCE LTD.
CONDENSED BALANCE SHEET S
AS AT SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(UNAUDITED)
(U.S. dollars in thousands, except number of shares and per share amounts)

	2003 $	2002 $

Assets:
Investments :
Fixed maturities, at fair value
(amortized cost: 2003 - $363,951; 2002 - $273,241)	368,759	279,296
Short-term investments, at fair value
(amortized cost: 2003 - $192,693; 2002 - $76,411)	192,722	76,451

Total investments available for sale	561,481	355,747

Cash and cash equivalents	21,625	125,073
Accrued investment income	3,195	1,926
Reinsurance balances receivable	34,205	21,066
Deferred acquisition costs	46,407	19,324
Prepaid reinsurance premiums	92,231	71,129
Unpaid losses and loss expenses recoverable	6,444	3,678
Net receivable for investments sold	1,605	—
Amounts due from parent and affiliates	9,956	13,769
Derivative assets	4,664	1,375
Other assets	88	79

Total assets	781,901	613,166

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Liabilities:
Accounts payable and accrued liabilities	705	1,139
Derivative liabilities	7,493	17,643
Deferred premium revenue	324,083	188,464
Unpaid losses and loss expenses	28,082	14,064
Reinsurance premiums payable	8,873	23,697
Net payable for investments purchased	—	168
Dividend payable on preferred shares	1,458	1,950

Total liabilities	370,694	247,125

Redeemable Preferred Shares:
Redeemable preferred shares (par value of $120 per share;
10,000 shares authorized; 363 issued and outstanding as at
September 30, 2003 and December 31, 2002, respectively)	44	44
Additional paid-in capital	38,956	38,956

Total redeemable preferred shares	39,000	39,000

Shareholders’ Equity:
Common shares (par value of $120 per share;
10,000 shares authorized; 2,057 issued and outstanding as at
September 30, 2003 and December 31, 2002, respectively)	247	247
Additional paid-in capital	220,653	220,653
Accumulated other comprehensive income	4,837	6,095
Retained earnings	146,470	100,046

Total shareholders’ equity	372,207	327,041

Total liabilities, redeemable preferred shares and shareholders’ equity	781,901	613,166

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR
THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)
( U.S. dollars in thousands )

	Three Months ended September 30,		Nine Months ended September 30,
	2003 $	2002 $	2003 $	2002 $

REVENUES :
Net premiums earned	19,964	9,465	52,076	23,949
Net investment income	3,904	6,324	11,378	16,028
Net realized gains (losses) on investments	(609)	8,643	1,825	12,671
Net realized and unrealized gains (losses) on derivative instruments	5,480	(654)	27,009	12,370

Total revenues	28,739	23,778	92,288	65,018

EXPENSES :
Losses and loss expenses	2,031	2,395	12,907	6,079
Acquisition costs	7,905	3,172	21,668	9,963
Operating expenses	1,550	1,585	5,140	4,785

Total expenses	11,486	7,152	39,715	20,827

NET INCOME	17,253	16,626	52,573	44,191

COMPREHENSIVE INCOME
Net income	17,253	16,626	52,573	44,191

Unrealized (losses) gains	(2,447)	13,682	567	18,730
Less: reclassification for (losses) gains realized in income	(609)	8,643	1,825	12,671

Other comprehensive (losses) gains	(1,838)	5,039	(1,258)	6,059

COMPREHENSIVE INCOME	15,415	21,665	51,315	50,250

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003 AND FOR THE
YEAR ENDED DECEMBER 31, 2002
(UNAUDITED)
( U.S. dollars in thousands, except share amounts )

	September 30, 2003	December 31, 2002

Common Shares – Authorized
Number of shares, beginning of year and period	2,057	2,057

Number of shares, end of year and period	2,057	2,057

	$	$
Common Shares – Issued
Balance - beginning of year and period	247	247

Balance - end of year and period	247	247

Additional Paid-in Capital
Balance - beginning of year and period	220,653	220,653

Balance - end of year and period	220,653	220,653

Accumulated Other Comprehensive (Loss) Income
Balance - beginning of year and period	6,095	1,998
Net change in unrealized (depreciation) appreciation of investments	(1,258)	4,097

Balance - end of year and period	4,837	6,095

Retained Earnings
Balance - beginning of year and period	100,046	37,237
Net income	52,573	69,492
Dividends on preferred shares	(6,149)	(6,683)

Balance - end of year and period	146,470	100,046

TOTAL SHAREHOLDERS’ EQUITY	372,207	327,041

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)
( U.S. dollars in thousands )

	2003 $	2002 $

Cash flows provided by operating activities:
Net income for the period	52,573	44,191
Adjustments to reconcile net income to net cash provided by operating activities:
Realized gains on investments	(1,825)	(12,671)
Amortization of discount on fixed maturities	(429)	(857)
Net realized gains on investment derivatives	(3,267)	—
Net realized and unrealized gains on credit derivatives excluding cash received and paid	(13,439)	(3,637)
Accrued investment income	(1,269)	1,362
Reinsurance premiums receivable	(13,139)	9,675
Deferred acquisition costs	(27,083)	1,608
Prepaid reinsurance premiums	(21,102)	(51,894)
Unpaid losses and loss expenses recoverable	(2,766)	(3,051)
Amounts due from parent and affiliates	3,813	(7,722)
Accounts payable and accrued liabilities	(434)	(624)
Reinsurance premiums payable	(14,824)	12,124
Deferred premium revenue	135,619	75,220
Unpaid losses and loss expenses	14,018	12,040
Other assets and liabilities	(9)	(9)

Total adjustments	53,864	31,564

Net cash provided by operating activities	106,437	75,755

Cash flows used in investing activities:
Proceeds from sale of fixed maturities and short-term investments	238,602	1,927,070
Proceeds from redemption of fixed maturities and short-term investments	4,111,110	179,452
Purchase of fixed maturities and short-term investments	(4,552,957)	(2,133,939)

Net cash used in investing activities	(203,245)	(27,417)

Cash flows used in financing activities:
Dividends paid on preferred shares	(6,640)	(6,665)

Increase (decrease) in Cash and Cash Equivalents	(103,448)	41,673

Cash and Cash Equivalents – Beginning of year	125,073	50,243

Cash and Cash Equivalents – End of period	21,625	91,916

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)
( U.S. dollars in thousands )

1. Organization and Business
XL Financial Assurance Ltd. (the "Company") was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations ("The Act"). At September 30, 2003 and December 31, 2002, the Company was approximately 85% owned by XL Insurance (Bermuda) Ltd (a wholly-owned subsidiary of XL Capital Ltd); 6% by Financial Security Assurance Inc. (a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd.) and 9% by Financial Security Assurance International Ltd. (owned 20% by XL Insurance (Bermuda) Ltd and 80% by Financial Security Assurance Inc.). The Company is an integral part of a joint venture agreement between XL Capital Ltd and Financial S ecurity Assurance Holdings Ltd.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XL Insurance (Bermuda) Ltd, Financial Security Assurance Inc. and XL Capital Assurance Inc. (a wholly-owned subsidiary of XL Capital Ltd) and other monoline and multiline insurance companies. This may be in the form of traditional financial guaranty insurance or via a credit default swap execution. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company’s reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers’ taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. Reinsurance written by the Company guarantees payment when due of scheduled payments on an issuers’ obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other such amounts due in accordance with the obligations’ original payment schedule or, at its option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of an y loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty ("Treaty") with XL Capital Assurance Inc. ("XLCA"). The Treaty was amended and restated on June 22, 2001. Under the terms of this Treaty, the Company agrees to reinsure up to 90% of XLCA’s compliant risks. The Company is subject to ceding commissions of up to 30% on business assumed under the terms of this Treaty.

On December 6, 2000, the Company entered into an excess of loss agreement, which reinsures 100% of net incurred losses in excess of $250 million up to a limit of liability of $100 million. On June 30, 2003, the Company terminated the agreement. On October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XL Insurance (Bermuda) Ltd, which indemnifies the Company up to an aggregate limit of liability of $500 million in excess of defined obligor losses.

2. Significant Accounting Policies
Basis of Preparation

The accompanying condensed financial statements have been prepared by the Company and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at September 30, 2003 and for all periods presented, have been made.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)
( U.S. dollars in thousands )

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company’s December 31, 2002 financial statements and notes thereto. The year-end condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended September 30, 2003 and 2002 are not necessarily indicative of the operating results for the full year.

The preparation of condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any such adjustments are reflected in income in the period in which the adjustments are made. The financial statement estimates subject to most uncertainty are estimates for loss reserves and calculation of the fair value of credit default swap instruments.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Recent Accounting Pronouncements

In April 2003, FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 is intended to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. SFAS 149 also clarifies the types of financial guarantee contracts that are included in the scope exception of SFAS 133 and the characteristics of a derivative that contains financing components. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and is applied prospectively. The effect of adoption of this standard on the Company's financial condition has been evaluated and there is no impact.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by the company that is subject to a majority of the risk of loss from the variable interest entity’s activities or that is entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. As amended by FASB Staff Position ("FSP") No. FIN 46-6, FIN 46 is effective for variable interests in a VIE created before February 1, 2003 at the end of the first interim or annual period ending after December 15, 2003. The Company does not expect the adoption of FIN 46 to have a material effect on our results of operation or financial position.

In December 2002, the Financial Accounting Standards Board ("FASB") issued FAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". FAS 148 amends FAS 123, "Accounting for Stock-Based Compensation," by providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company’s ultimate parent, XL Capital Ltd, recorded option expense for options granted on behalf of its

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)
( U.S. dollars in thousands )

subsidiaries subsequent to January 1, 2003, in accordance with SFAS No. 123, as amended by SFAS No. 148. The effect of the adoption of SFAS No. 148 on the Company for the first nine months of 2003 was not significant.

3. Derivative Instruments
Credit default swaps issued by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit default swaps to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity. The change resulting from movement in credit spreads is unrealized as the credit default swaps are not traded to realize this value and is included in net realized and unrealized gains and losses on derivatives, along with the other elements of the change in fair value which are based on pricing established at the inception of the contact.

Credit default swaps generally enhance a synthetic portfolio of securities. The credit ratings of the underlying securities vary and a single rating is calculated for the portfolio at the inception of the transaction by an independent agency. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer is created to enable the originator of the transaction to participate in the risk. The Company generally participates in senior or rated tranches of a risk. The Company has not participated in any primary layers.

The credit default swap portfolio is structured pools of corporate obligations that were awarded investment grade ratings at the deals’ inception. At September 30, 2003, approximately 88.7% of the portfolio was rated “AAA” and the remaining 11.3% is allocated to other investment grade ratings. The weighted average remaining term of the contracts in force is approximately 8.23 years, and the credit default swaps represented approximately 16.8% of the Company’s credit enhancement par exposure at September 30, 2003. The portfolios are currently performing as expected.

The rated tranches are fair valued using changes in credit spreads to reflect current market conditions. The Company will also consider the characteristics and credit ratings of the underlying portfolio in order to apply the model to obtain an estimate of fair value. The change in fair value recorded for the rated tranches as of September 30, 2003 and 2002 was a gain of $13,439 and $3,637 respectively.

The Company’s credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after erosion or exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation.

4. Variable Interest Entities

The Company utilizes variable interest entities (as defined in FIN 46) indirectly in the ordinary course of the Company’s business. The obligations related to these transactions are often securitized through variable interest entities. The Company generally provides financial guaranty reinsurance or enters into a credit default swap on the senior interests that would otherwise be rated investment grade. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company does not consider its participation to be a significant variable interest in the entity and therefore these variable interest entities are not expected to be consolidated.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR NINE MONTH PERIODS ENDED SEPTEMBER 30, 2003 AND 2002
(UNAUDITED)
( U.S. dollars in thousands )

5. Reinsurance
The effect of reinsurance on premiums written and earned for the three and nine month periods ended September 30, 2003 and 2002 is shown below:

	Assumed $	Ceded $	Net $

Three months ended September 30, 2003
Premium written	78,863	(12,442)	66,421
Premium earned	26,053	(6,089)	19,964
Losses and loss adjustment expenses	1,695	336	2,031

Three months ended September 30, 2002
Premium written	24,627	(23,148)	1,479
Premium earned	15,387	(5,922)	9,465
Losses and loss adjustment expenses	3,906	(1,511)	2,395

Nine months ended September 30, 2003
Premium written	206,412	(39,820)	166,592
Premium earned	70,794	(18,718)	52,076
Losses and loss adjustment expenses	15,672	(2,765)	12,907

Nine months ended September 30, 2002
Premium written	110,777	(63,770)	47,007
Premium earned	36,555	(12,606)	23,949
Losses and loss adjustment expenses	9,311	(3,232)	6,079